United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Vale informs that 19 additional eligible municipalities joined the Definitive Agreement for the reparation of the Fundão dam Rio de Janeiro, August 20, 2026 – Vale S.A. (“Vale” or the “Company”) informs that 19 additional eligible municipalities1 joined today the Definitive Agreement2 for the compensation and reparation of damages arising from the collapse of the Fundão dam, in Mariana, Minas Gerais3. As a result, 45 of the 49 eligible municipalities4 have now formally joined the Definitive Agreement. The adherence was formalized within the scope of the mediation process conducted by the Federal Regional Court of the 6th Region (“TRF-6”), which acknowledged the voluntary expressions of intent of the eligible municipalities that had not yet joined the Definitive Agreement. The municipalities that have now joined must comply with the applicable conditions, including the formalization of the waiver of lawsuits and judicial proceedings related to the collapse of the Fundão dam, in Brazil and abroad, in order to be entitled to receive, in a single installment, an amount equivalent to the three installments already paid to the municipalities, within up to 30 days from the ratification of the respective terms. Subsequent installments will follow the payment schedule established in the Definitive Agreement. The adherence of the vast majority of eligible municipalities reinforces the legitimacy and broad scope of the Definitive Agreement as an instrument for reparation, as well as the role of Brazilian institutions and courts in conducting the measures aimed at the full reparation of damages arising from the collapse of the Fundão dam. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Municipalities that adhered today, totaling 19: in Minas Gerais, the municipalities of Aimorés, Alpercata, Belo Oriente, Bom Jesus do Galho, Conselheiro Pena, Coronel Fabriciano, Galileia, Ipaba, Itueta, Mariana, Naque, Periquito, São Domingos do Prata, São José do Goiabal and Tumiritinga. In Espírito Santo, the municipalities of Aracruz, Baixo Guandu, Marilândia and Sooretam. 2 As per the Press Release disclosed to the market on October 25, 2024, entitled “Vale reaches definitive agreement with Public Authorities in Brazil for the full reparation of the collapse of Samarco’s Fundão dam”, available here. 3 Occurred on November 5, 2015. 4 Municipalities that adhered within the regular deadline, totaling 26: in Minas Gerais, Córrego Novo, Iapu, Santana do Paraíso, Marliéria, Sobrália, Ponte Nova, Bugre, Caratinga, Pingo D'Água, Rio Doce, Santa Cruz do Escalvado, Rio Casca, Dionísio, São Pedro dos Ferros, Raul Soares, Barra Longa, Ipatinga, Timóteo, Sem Peixe and Fernandes Tourinho; and, in Espírito Santo, Anchieta, Conceição da Barra, Fundão, São Mateus, Serra and Linhares. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 20, 2026		Director of Investor Relations